Exhibit 99.8

Consent of Evercore Group L.L.C.

The Board of Directors

Exelon Corporation

10 South Dearborn Street

Chicago, Illinois 60603

We hereby consent to (i) the inclusion of our opinion letter, dated April 27, 2011, to the Board of Directors of Exelon Corporation as Annex D to the joint proxy statement/prospectus included in the initially filed Registration Statement on Form S-4 of Exelon Corporation (“Exelon”) filed on June 27, 2011 (the “Registration Statement”) relating to the proposed merger of a wholly-owned subsidiary of Exelon with and into Constellation Energy Group, Inc. and (ii) all references to Evercore Group L.L.C. in the sections captioned “Summary—Opinions of Financial Advisors”, “The Merger—Background of the Merger”, “The Merger—Recommendation of the Board of Directors of Exelon; Exelon’s Reasons for the Merger” and “The Merger—Opinions of Financial Advisors to Exelon”, of the joint proxy statement/prospectus which forms a part of the Registration Statement.

Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement and that our opinion is not to be used, circulated, quoted or otherwise referred to in whole or in part in any registration statement (including any subsequent amendments to the above-mentioned Registration Statement), joint proxy statement/prospectus or any other document, except in accordance with our prior written consent. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

EVERCORE GROUP L.L.C.

By:	/s/ Jane Sadowsky
Jane Sadowsky Senior Managing Director

New York, New York

June 24, 2011